UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.01 Par Value, with an Exercise Price Greater than $14.37 Per Share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul D. Delva

Senior Vice President, General Counsel and Secretary

Fairchild Semiconductor International, Inc.

82 Running Hill Road

South Portland, Maine 04106

(207) 775-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$5,563,767	$310.46

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $5,563,767 calculated using the Black-Scholes method based on a price per share of common stock of $6.93, the average of the high and low prices of the Issuer’s common stock as reported on the New York Stock Exchange on June 4, 2009. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $55.80 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $310.46	Form or Registration No.: 005-57505
Filing Party: Fairchild Semiconductor International, Inc.	Date Filed: June 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 9, 2009 (the “Schedule TO”) by Fairchild Semiconductor International, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to eligible employees to exchange certain outstanding eligible stock options for restricted stock units (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated June 9, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

This Amendment is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO remains unchanged. This Amendment should be read in conjunction with the Schedule TO. All defined terms used in this Amendment have the same meaning as in the Offer to Exchange.

Item 4.	Terms of the Transaction

Item 4 of Schedule TO is hereby amended and supplanted to by adding the following:

The Exchange Offer expired at 11:59 p.m., Eastern Time, on July 7, 2009. We have accepted for cancellation stock options covering 6,112,303 shares, representing 74% of the total stock options eligible for exchange in the Exchange Offer, which were cancelled as of July 7, 2009. Subject to the terms and conditions of the Offer to Exchange, the Company has issued 410,106 restricted stock units in exchange for the eligible stock options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete, and correct.

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ PAUL D. DELVA
Name: Title:	Paul D. Delva Senior Vice President, General Counsel and Secretary

Date: July 10, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)*	Election Form.

(a)(1)(C)*	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)*	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)*	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)*	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)*	Screen shots from Stock Option Exchange Program Web Site.

(a)(1)(H)*	Form of Option Exchange Expiration and Confirmation E-mail Communication to Participants.

(a)(1)(I)*	Form of Option Exchange Expiration and Confirmation E-mail Communication to Non-Participants.

(a)(1)(J)*	Form of Communication Rejecting the Election Form.

(a)(1)(K)*	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(b)	Not applicable.

(d)(1)*	Fairchild Semiconductor 2007 Stock Plan, incorporated by reference from Fairchild Semiconductor International, Inc.’s current report on Form 8-K, filed on May 9, 2008.

(d)(2)*	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable

*	Exhibit previously filed.